SCHEDULE 14A
                         SCHEDULE 14 INFORMATION


    Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

    Filed by the Registrant       [   ]

    Filed by a Party other than the Registrant        [ X ]

    Check the appropriate box:

    [X ]  Preliminary Proxy Statement

    [  ]  Definitive Proxy Statement

    [  ]  Definitive Additional Materials

    [ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

    Name of Registrant as Specified in Its Charter:

    Santa Fe Gaming Corporation

    Name of Person(s) Filing Proxy Statement:

    Hotel Employees & Restaurant Employees International Union

    Payment of Filing Fee (check the appropriate box)

    [  ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1),
or 14a-6(j) (2).

    [X ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

    [  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

         1) Title of each class of securities to which transaction applies:

    _____________________________________________________________
         2) Aggregate number of securities to which transaction applies:


_____________________________________________________________

         3) Per unit price or other underlying value of
transaction computed pursuant to Exchange Act Rule 0-11:  (1)


_____________________________________________________________
         4) Proposed maximum aggregate value of transaction:


_____________________________________________________________
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calculated and state how it was determined.

    [ ] Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which
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         3) Filing Party: _________________________

         Date Filed: _______________________________

                       PRELIMINARY PROXY STATEMENT

SHAREHOLDER SOLICITATION FOR INDEPENDENT CANDIDATES FOR
SANTA FE GAMING BOARD OF DIRECTORS

    Date sent to shareholders [est]:
    Feb. 28, 1999

    ANNUAL STOCKHOLDERS MEETING
    March __, 1999
    [Location; Time]
    Las Vegas NV

    Hotel Employees & Restaurant Employees International Union
    1219 28 Street NW
    Washington D.C. 20007
    Tel. (888) 273-4564
    Fax (202) 333-6049

    Dear Santa Fe Gaming Preferred Shareholder:

I.   ELECT INDEPENDENT CANDIDATES SIRIS & BRADHAM TO
     THE BOARD OF DIRECTORS AS SPECIAL DIRECTORS TO REPRESENT
     PREFERRED SHAREHOLDERS

    For the first time, holders of the Exchangeable Redeemable Preferred Stock of Santa Fe Gaming Corp. ("the Company") are entitled to vote on two Special Directors to represent their interests on the Company's Board of Directors. The nominees for Special Director include Mr. Peter J. Siris, who nominated himself, and Mr. John M. Bradham, who was nominated by the largest Preferred Shareholder, Hudson Bay Partners, L.P.

    They will be running in opposition to persons nominated by the Company's current Board of Directors, which was elected solely by holders of common stock. Mr. Paul Lowden, Chairman of the Board of Santa Fe Gaming, owns over 50% of the company's voting Common Stock.

PETER J. SIRIS:

    Peter J. Siris has been President of The Siris Group, an investment management and consulting firm since 1996. Since April 1998, Mr. Siris has been a Director of Crown American Realty Trust, a real estate investment trust investing in shopping malls and hotels. He was also a member of the Board of Directors of Crown American Corporation, predecessor to Crown American Realty Trust, in 1992 and 1993, and was involved in turning the company around through a non-bankruptcy restructuring. In 1996, Mr. Siris was Senior Vice President of ABN-Amro-Chicago Corp. In 1995, he was Senior Vice President of Warnaco and its affiliate Authentic Fitness, two retail businesses. From 1990 to 1995, Mr. Siris was Managing Director of UBS Securities, focusing on analysis of retail companies and investment banking work, including corporate restructurings. From 1983 to 1990, he was Executive Vice President and Director of Buckingham Research Group. From 1974 to 1979, Mr. Siris was involved in the turnaround and restructuring of Sirco International as its Executive Vice President and Director. Mr. Siris earned an MBA with Distinction from the Harvard Graduate School of Business Administration in 1968. He is the author of "Guerrilla Investing", which presents strategies and techniques for individual investors. Mr. Siris is the beneficial owner of approximately 67,000 Preferred Shares in the Company.

JOHN M. BRADHAM:

John M. Bradham is a Partner in law firm of Peabody & Brown where
he has practiced since 1997.  He works    in     the
firm's Washington, D.C. office, where he practices commercial litigation and is also a member of the firm's Hospitality Practice Group, counseling hospitality industry clients in both litigation and non-litigation matters. Mr. Bradham is also
experienced in the area of bankruptcy law and has worked on     a
number of major      bankruptcy cases. From 1993 to
1997, Mr. Bradham practiced law with the firm of Akin, Gump, Strauss, Hauer & Feld. Prior to that, he practiced at Cadwalader, Wickersham & Taft. Mr. Bradham is a 1987 graduate of Cornell Law School, and a 1984 graduate of Davidson College. He resides in Washington, D.C.

Address:
1255 23 St NW
Washington, D.C. 20037-1170
Telephone:         202-973-7727
Fax:               202-973-7750

SUPPORT THESE HIGHLY QUALIFIED CANDIDATES

    We are advised that these candidates are endorsed by Hudson
Bay Partners, L.P., which reported beneficially owning 2,166,100, or 24.5%, of the outstanding Preferred Shares on February 8, 1999.

    The Company's Board has nominated [_________] for Special Directors. Mr. Paul Lowden, Chairman of the Board of Santa Fe Gaming, has owned over 50% of the company's voting Common Stock. As such, Mr. Lowden has controlled the election of the Board of Directors since the issuance of the Exchangeable Redeemable Preferred Stock in October 1993.

    Since that time, Santa Fe Gaming's financial condition has included the following:

The Company has only had one profitable year since October 1993. The Company's 1998 10-K Report to the SEC shows an accumulated deficit of $114,957,636, and a stockholders' deficiency of $41,484,202. Contained in the Company's 1998 10-K is Deloitte & Touche's Independent Auditors Report on December 23, 1998, which states:

     "The Company's inability to meet the repayment terms of the 13% Notes, its net losses, and its stockholders' deficiency raise substantial doubt about its ability to continue as a going concern."

Preferred Shareholders' capital account as of September 30, 1998 was $21.9 million. However the Company is party to financing arrangements that restrict the Company's ability to declare and pay dividends or make distributions with respect to the Company's capital stock, which currently prohibit the payment of cash dividends on the Preferred Stock.

     Based on this record, we believe Preferred Shareholders need independent representation on the Company's Board of Directors. Independent Candidates Siris and Bradham will bring experience in turning around troubled companies, in bankruptcy law and workouts, and in the hospitality business, as well as independent representation, to the Board.

    The incumbents nominated for election by the Common
Stockholders, for whom you are not entitled to vote, are [_____________].We incorporate by reference all further information concerning the Directors' election contained in the Company's 1999 proxy statement (pp. __). We cannot offer assurance that nominees backed by management will serve if elected with the Independent Nominees.

II. VOTING RIGHTS AND PROCEDURES

   This solicitation is only for owners of Preferred Shares, who are only permitted to vote for two Special Directors. The Special
Directors will serve in addition to the six current Directors, of whom [#____] are up for reelection by the Company's Common
Shareholders.

     You may vote for these nominees on our proxy card
(enclosed). We will keep all proxy cards we receive confidential until the meeting, unless ordered otherwise by a court.

     You can readily change your vote if you have already voted. A proxy can be revoked at any time prior to its being counted at the meeting by (1) executing a later dated proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting. The Company's offices are at 4949 North Rancho Drive, Las Vegas NV 89130, fax
(702) 658-4304, tel (702) 658-4300.

     The enclosed proxy card grants no discretionary authority. If matters come before the meeting which are not described in the Company's proxy statement or this proxy statement, we will not vote your shares on those matters. If you sign the enclosed card but do not direct us how to vote on the proposal we will vote FOR election of Mr. Siris and Mr. Bradham. All holders of stock as of the record date of January 22, 1999 are entitled to vote. The Special Directors will be elected by plurality of shares voted for each seat. We incorporate herein by reference the discussion in the Company's proxy statement of voting requirements and outstanding securities (pp. __).

III. SOLICITATION AND PARTICIPANTS

     The participants in this solicitation will be the Hotel Employees & Restaurant Employees International Union ("HERE") and its Las Vegas affiliate Local 226. Over five years ago,
Locals 226 and 165 were elected to represent approximately 600 employees of the Company's Santa Fe Hotel & Casino in Las Vegas. The locals are in negotiations with the hotel over the terms of a first contract. The parties have substantial differences but no strike has occurred or been called. In the past, the General Counsel of the National Labor Relations Board issued complaints against the hotel and the Company's Pioneer Hotel due to charges filed by the Locals. An NLRB case resulting from unilateral changes by management in employment terms, including changes to health insurance, was settled in principle last year, with liability not yet liquidated but estimated at several hundred thousand dollars. While we hope the Independent Nominees might persuade management to take a different labor relations posture -- thereby avoiding such liabilities in the future -- we have received no assurances from the Independent Nominees concerning labor relations. None of the Independent Nominees have worked for or received any compensation
from any participant.          The Locals' joint board has owned
seven shares of Common Stock and five shares of Preferred Stock for at least five years. HERE and the Locals will bear the costs of this solicitation, which are estimated at $5,000 and may include use of a professional solicitor. We will not seek reimbursement from the Company. In addition, regular staff of HERE and the Locals will solicit proxies, for which they will receive no added compensation. The persons named in the proxy card are HERE Research Director Matthew Walker and Local 226 Research Director Courtney Alexander. Proxies will be sought by mail, fax, telephone and personal interview. Local 226's address is 1630 S. Commerce St., Las Vegas NV 89102, tel. (702) 387-7082;
fax (702) 385-1197.

     We have no arrangements with any nominee or preferred shareholder concerning the Company or its securities, other than the nominees' consent to be named in our proxy materials.
Mr. David Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson"). We incorporate by reference herein the
Schedule 13D filed by Hudson on February 8, 1999 (available from www.sec.gov or by contacting us). The address of Hudson and Mr. Lesser is 237 Park Avenue, Suite 900, New York, New York, 10017, telephone (212) 692-3622. Hudson is also a bondholder in Pioneer Finance Corporation, a subsidiary of the Company and recipient of guaranties by the Company. Pioneer Finance failed to pay principal and accrued interest at maturity on December 1, 1998, and Santa Fe Gaming failed to make that payment under its guaranty. Hudson and seven other creditors have filed an involuntary bankruptcy petition against Pioneer Finance and Santa Fe Gaming Corp. Hudson Bay advises as follows: it has no arrangements with any of the nominees about their conduct as director if elected, nor about future transactions involving the Company, nor regarding future employment by the Company, nor concerning the Company's securities. Other than Mr. Siris' purchase of Preferred Shares, none of the Independent Nominees have had any transactions in the Company's stock or with the Company.

IV. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF DIRECTORS
    AND EXECUTIVE OFFICERS

    We incorporate herein by reference the information on these matters contained in the Company's proxy statement (pp. __).

V. PROPOSALS FOR FUTURE MEETINGS

     The deadline for submitting such proposals for inclusion in management's proxy statement for the 2000 annual meeting will be December __ __, 1999.

For more information, contact HERE Research at (702) 387-7082 or 888-273-4564 toll free.

VOTE SIRIS AND BRADHAM FOR SPECIAL DIRECTORS TO THE BOARD OF
DIRECTORS OF SANTA FE GAMING

SOLICITED BY HERE INTERNATIONAL UNION
for 1999 ANNUAL MEETING OF SANTA FE GAMING SHAREHOLDERS

     The undersigned shareholder hereby appoints Matthew Walker and Courtney Alexander proxies with full power of substitution to vote for the undersigned at the 1999 annual meeting of Santa Fe Gaming Corporation, and at any adjournments thereof, on the matters set forth in the Proxy Statement. The undersigned hereby directs this proxy be voted in accordance with the instructions herein and grants no discretionary authority. If not marked otherwise, this proxy will be voted FOR election of Mr. Siris and Mr. Bradham.

I. ELECTION OF DIRECTORS:

     Independent Nominees:
        Mr. Peter J. Siris
        Mr. John M. Bradham

    [  ] FOR all said Independent Nominees

    [  ] WITHHOLD AUTHORITY for all Independent Nominees

    Instruction: To withhold authority to vote for election of one of the above nominees, mark FOR above and cross out name(s) of persons with respect to whom authority is withheld.

II. PROPOSALS TO BE VOTED ON BY SHAREHOLDERS

    _____________________________________

        FOR [   ]   AGAINST [   ]   ABSTAIN [  ]



PLEASE DATE, SIGN AND PROMPTLY MAIL IN THE SELF-ADDRESSED
ENVELOPE.  PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH.  IF SHARES ARE HELD JOINTLY, BOTH OWNERS
SHOULD SIGN.

SIGNATURE ________________________________   DATE ___________
PRINT NAME ________________________________

ADDRESS _____________________________________________________
___________________      ___________    __________________
ACCOUNT NO./SSN          # OF SHARES    TEL. NO./FAX NO.